Sonny -

Thank you for taking the time to speak with us yesterday. Per our conversation, following is our revised disclosure for the Premium Charge, COI and ENLG.

I look forward to hearing from you tomorrow. Thank you.

Regards,

Eileen

Revised Premium Charge footnote

The maximum charge of 8% is applied to premiums received in policy years 1-5 up to the First Tier Premium Charge Limit indicated in the Policy Specifications page of the policy, and 2% is applied to premiums in excess of the First Tier Premium Charge Limit. After the fifth policy year, the charge is 2% for all premiums. The First Tier Premium Charge Limit will vary by face amount, and the age, risk class and sex of the insured person. For example, if the insured person is a 45 year old male, standard non-smoker underwriting risk, with a Base Face Amount of $1,000,000, the First Tier Premium Charge Limit applicable in policy years 1-5 would be $84,600.

Revised Premium Charge under Description of charges at the policy level

“Premium Charge - A charge to help defray our sales costs and related taxes. The charge is 8% of premiums received in policy years 1-5 up to the first tier Premium Charge Limit indicated in the Policy Specifications page of the policy, and 2% is applied to premiums received in excess of the first tier Premium Charge Limit. After the fifth policy year the charge is 2% for all premiums. The First Tier Premium Charge Limit will vary by face amount, and the age, risk class and sex of the insured person. For example, if the insured person is a 45 year old male, standard non-smoker underwriting risk, with a Base Face Amount of $1,000,000, the First Tier Premium Charge Limit applicable in policy years 1-5 would be $84,600.

Cost of insurance charge

We have changed the “Minimum charge” heading in the first column of the table to “Charges for the lowest risk class insured”

We have changed the “Maximum charge” heading in the first column of the table to “Charges for the highest risk class insured”

ENLG Disclosure

If you purchase a policy with the Extended No-Lapse Guarantee Rider, we limit the investment accounts you may select. As of the effective date of this prospectus, the investment accounts available for policies purchased with the Extended No-Lapse Guarantee Rider are American Asset Allocation, Capital Appreciation Value, Core Allocation Plus, Core Strategy, Disciplined Diversification, Franklin Templeton Founding Allocation, Fundamental Holdings, Global Diversification, Lifestyle Aggressive, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth Lifestyle Moderate and Money Market B. The Fixed Account is also currently an available investment option. The investment accounts available for policies purchased with the Extended No-Lapse Guarantee Rider are identified in your application.